Exhibit 99.1

NICE Launches Unique Quality Assurance Solution Designed for Public
 Safety Market as Part of New Version of NICE Inform

Inform v6 offers new capabilities for evaluating the performance of public safety operators post-event, across the full incident, which enable improved future responses

RA’ANANA, ISRAEL, August 12, 2013 – NICE Systems (NASDAQ: NICE) today announced the launch of NICE Inform Version 6, which enables Public Safety Answering Points (PSAPs) to evaluate the quality of service delivered across an entire emergency incident. The solution has been designed to offer unique value to public safety organizations as it supports the evaluation of single calls as well as complete incidents, including the processing of multimedia input, such as GIS, video, and CAD screen.

NICE Inform integrates multimedia data from various capture platforms into one comprehensive incident timeline. This helps PSAPs and various security operation centers reconstruct events, giving them a 360-degree view of the incident for investigation, debriefing and training purposes.

In the latest release of Inform, these capabilities are further improved through the addition of quality assurance tools. Leveraging NICE’s years of experience in contact center workforce optimization, these tools are designed to help organizations identify knowledge gaps and training opportunities across entire incidents to help improve future responses.

NICE Inform Version 6 includes the following new modules:

NICE Inform Evaluator
•	This module allows PSAP managers to measure the performance of call takers based on a set of predefined KPIs and decide on appropriate training programs to help operators improve their skills.
•	Managers can gain insight into behavioral trends in the PSAP and can track how call takers and dispatchers acquire new skills and adhere to procedures like those related to Text-to-911 and NG9-1-1.
•
Evaluator helps PSAPs assess the quality of responses for all forms of incoming data in order to gain an understanding of how its call takers and dispatchers performed throughout the course of an incident.

NICE Inform Reporter
•	This module provides insight into the volume of calls and other incoming multimedia communications, supporting managers in PSAP staffing decisions.
•	Reports also show where there is a strain on existing communication resources, indicating that additional radio or phone channels may be needed, for instance.
•
Reporter includes detailed reports based on data from Evaluator, giving managers insight into the quality and productivity of an individual operator, a team of call takers and dispatchers, or the entire call center.

“Our latest release of NICE Inform has been designed bottom-up for the public safety market,” said Yaron Tchwella, President of the NICE Security Group. “This is the first quality assurance tool that allows PSAPs to evaluate the performance of their public safety operators across the full incident. This provides valuable insight into how call takers and dispatchers handle incidents and gives PSAPs a truly holistic view of the incident in order to improve the response process.”

NICE Inform Version 6 also offers tighter integration with NICE Situator and NiceVision. The integrated solution yields a debriefing and reconstruction solution capable of capturing and synchronizing replay of multimedia sources, including step-by-step Situator operator actions and comprehensive incident reconstructions, which can now be incorporated into the debriefing process for investigations, training, planning and prevention.

NICE’s Security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.